

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

Jeff Boerneke
General Counsel
Gossamer Bio, Inc.
3013 Science Park Road
San Diego, CA 92121

> **Re: Gossamer Bio, Inc.**
> **Registation Statement on Form S-3**
> **Filed August 18, 2023**
> **File No. 333-274056**

Dear Jeff Boerneke:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kevin Reyes